UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                           to

Commission File Number: 1-5353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teleflex 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Teleflex Incorporated

155 South Limerick Road

Limerick, Pennsylvania 19468

Teleflex 401(k) Savings Plan

Financial Statements and

Supplemental Schedules

Years ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Audit Committee

Teleflex 401(k) Savings Plan

Limerick, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Teleflex 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex 401(k) Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Chester, Pennsylvania

June 26, 2013

Certified Public Accountants and Business Consultants

TELEFLEX 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

December 31, 2012 and 2011

	2012	2011

ASSETS
Investments
Registered investment companies	$147,429,638	$129,385,992
Vanguard Retirement Savings Trust VIII	38,660,518	40,980,178
Common stock	51,372,216	45,231,609

TOTAL INVESTMENTS	237,462,372	215,597,779

Receivables
Employer	273,553	211,650
Employee	411,988	304,917
Participant loans receivable	7,271,925	6,501,863

TOTAL RECEIVABLES	7,957,466	7,018,430

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS, at fair value	245,419,838	222,616,209

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,946,265)	(1,897,644)

	$243,473,573	$220,718,565

TELEFLEX 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Years Ended December 31, 2012 and 2011

	2012	2011

ADDITIONS TO NET ASSETS
Contributions
Employer	$7,890,824	$7,323,774
Employee	16,463,825	14,261,490
Rollover	238,446	-
Other contributions	-	84,928

TOTAL CONTRIBUTIONS	24,593,095	21,670,192

Investment income
Interest and dividends	5,812,858	5,132,917
Net appreciation in fair value of investments	19,737,558	2,691,643
Realized gain on the sale of investments	2,517,083	1,278,028

TOTAL INVESTMENT INCOME	28,067,499	9,102,588

TOTAL ADDITIONS	52,660,594	30,772,780

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	29,703,348	35,494,868
Other deductions	17,047	-
Administrative fees	91,072	89,900

TOTAL DEDUCTIONS	29,811,467	35,584,768

INCREASE (DECREASE) IN ASSETS PRIOR TO TRANSFER	22,849,127	(4,811,988)

ASSETS TRANSFERRED FROM PLAN	(94,119)	(563,861)

NET INCREASE (DECREASE)	22,755,008	(5,375,849)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	220,718,565	226,094,414

END OF YEAR	$243,473,573	$220,718,565

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Teleflex 401(k) Savings Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a common collective trust, as well as the Teleflex common stock fund as investment options for participants.

Valuation of Investments - The Plan’s investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Teleflex Incorporated’s (the “Company”) common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company (VFTC), the trustee. As required by professional accounting standards, the statements of net assets available for benefits present the fair value of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on the contract value basis.

Participant Loans Receivable - All transactions are measured at their unpaid principal balance plus any accrued but unpaid interest. The FASB believes that any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications - Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Certain employees of the Company or one of its related entities that is a participating employer in the Plan who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the Plan at their date of hire. Part-time employees require one year and 1,000 hours of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan includes an employee stock ownership plan (ESOP) feature, as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). The ESOP feature permits a participant to elect to have any dividend to be paid on the shares of Company common stock allocated to his or her account be either paid in cash or deposited into his or her account in the ESOP portion of the Plan and reinvested in the Company common stock fund.

Except with respect to certain union employees, the Plan is intended to satisfy the requirements to be a “qualified automatic contribution arrangement” or “QACA,” within the meaning of Code Sections 401(k)(13) and 401(m)(12) and the treasury regulations and other guidance issued thereunder, and an “eligible automatic contribution arrangement” or “EACA,” within the meaning of Code Section 414(w) and the treasury regulations and other guidance issued thereunder. The QACA is a safe harbor plan design that allows the Plan to automatically satisfy the ADP and ACP tests. The EACA permits a penalty-free distribution of “accidental” automatic deferrals made to the Plan within 90 days of the effective date of a participant’s first automatic contribution.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Contributions - Participants are able to contribute up to the lesser of $17,000 or 50% of their annual compensation. These contributions are referred to as “elective deferral contributions” and are withheld from participant’s pay on a pre-tax basis for federal income tax and most state income tax purposes. However, participants may designate all or part of their elective deferral contributions as “Roth elective deferral contributions.” Roth elective deferral contributions are made on an after-tax basis for federal income tax purposes. For non-union employees, the employer matching contributions equal 100% of the employees’ elective deferral contributions (including Roth elective deferral contributions) up to 5% of compensation up to a maximum of $250,000. For Arrow union employees, prior to January 1, 2013, the employer matching contributions equaled 50% of the employees’ elective deferral contributions up to 4% of compensation. Effective January 1, 2013, the employer matching contributions for Arrow union employees equal 100% of the employees’ elective deferral contributions (including Roth elective deferral contributions) up to 5% of compensation up to a maximum of $250,000 (see also Note J).

In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500. As with regular elective deferral contributions, participants may elect to designate all or part of their catch-up contributions as after-tax “Roth catch-up contributions.” Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants may access their accounts via a website and toll-free telephone number. Fund transfers and investment election changes may be elected daily, except for the Company common stock fund, which restricts exchanges to once in a 60-day timeframe. A participant may stop, start, or change their 401(k) salary deferral rate at will.

Plan Loans - Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. The entire unpaid balance on any outstanding loan and all interest due thereon will be processed as a taxable distribution and will reduce the participant’s distributable account balance if any of the following occur: a participant fails to make an installment payment due under the loan by the last day of the calendar quarter following the calendar quarter in which the required installment payment was due, a participant on a leave of absence has an unpaid amount for a period of a year, or a participant incurs a severance from employment.

Vesting - Participants are always 100% vested in their own 401(k) elective deferral contributions. Most participants are 100% vested in their employer matching contributions made on and after January 1, 2009, after two years of employment; however, certain participants are 100% vested in their employer matching contributions after three years of employment.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Most participants are 100% vested in their employer discretionary contributions, if any, after five years of employment. Participants are also 100% vested if, while employed by the Company or one of its related entities, they reach normal retirement date (the later of the date on which the participant reaches age 65 or the fifth anniversary of the date the participant commenced participation in the Plan), die, or sustain a disability.

Payment of Benefits - The Plan provides that a participant may elect to withdraw 100% of his or her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his or her vested account balance after attainment of age 59 1/2. In addition, a participant may elect a hardship withdrawal, as defined by the Plan, of his or her elective deferral contributions, Roth elective deferral contributions, catch-up contributions and Roth catch-up contributions. A participant may elect to withdraw his or her rollover account at any time.

Forfeitures - Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company and the other participating employers in the Plan. The amount of unallocated forfeitures at December 31, 2012 and 2011, were $60,703 and $938,425, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, distribution of participant accounts shall be in accordance with ERISA and its applicable regulations and Article V of the Plan document.

Plan Divesture

During the years ended December 31, 2012 and 2011, the Plan executed divestures. Assets transferred from the Plan as a result of these divestures were $94,119 and $563,861, respectively.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company (Vanguard) as trustee of the Plan effective September 30, 2004. Vanguard is also the third-party administrator for the Plan and charges a per participant fee for the administrative services that it provides to the Plan. The Company and the other participating employers in the Plan pay this fee for participants who are actively employed by the Company or one of its related entities that is a participating employer in the Plan. Participants who are not actively employed by the Company or one of its related entities that is a participating employer in the Plan pay the per participant administrative fee from their Plan accounts. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust VIII (which is a common collective investment trust) are charged to participants with balances in that trust.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 1, 2003, indicating that the Plan is a qualified plan under Section 401(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that as of June 26, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE D	INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits:

	2012		2011

Teleflex Stock Fund, 3,072,501 shares (2012) and 3,143,267 shares (2011)	$51,372,216	*	$45,231,609	*

Vanguard Morgan Growth Fund, 877,032 shares (2012) and 992,462 shares (2011)	$17,452,945		$17,338,298

Vanguard Retirement Savings Trust VIII, 36,714,253 shares (2012) and 39,082,534 shares (2011)	$38,660,518		$40,980,178

Vanguard Total Bond Market Index Fund Investor Shares, 1,072,961 shares (2012) and 1,014,224 shares (2011)	$11,899,134	**	$11,156,463

Vanguard Wellington Fund, 666,981 shares (2012) and 692,040 shares (2011)	$22,570,643		$21,688,530

Vanguard Windsor Fund, 930,590 shares (2012) and 1,002,758 shares (2011)	$14,051,908		$12,805,222

*Includes nonparticipant directed

**Does not exceed 5% of net assets for that particular year. Balance is presented for comparative purposes only.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS

Employer contributions that are invested in the Company common stock fund are nonparticipant directed until the participant turns age 50 or becomes vested, at which time the participant can direct those funds to another investment of the Plan. The entire Company common stock fund is considered to be nonparticipant-directed because the amount that the participants can direct is not readily determinable. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2012	2011

NET ASSETS
Common stock fund	$51,372,216	$45,231,609

CHANGES IN NET ASSETS
Contributions	$8,731,050	$7,753,688
Interest and dividends	1,007,850	995,470
Net appreciation in fair value of investments	5,422,358	4,777,900
Realized gain on sale of investments	1,956,645	1,023,388
Benefits paid to participants	(5,593,953)	(7,361,677)
Administrative fees	(25,177)	(20,996)
Interfund transfers	(5,318,572)	(3,273,508)
Other activity	(39,594)	(824,169)

	$6,140,607	$3,070,096

NOTE F	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of the Company. All transactions involving shares of the Company also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE G	VANGUARD RETIREMENT SAVINGS TRUST VIII

A portion of the Plan’s investments are in the Vanguard Retirement Savings Trust VIII (“Trust”), which was established for the investment of assets of eligible VFTC trusts and tax-qualified pension plans. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by VFTC (the “Trustee”). At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Trust was approximately .196% and .207%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The fair values of investments for the Trust are as follows:

	2012	2011

INVESTMENTS AT FAIR VALUE
Investment contracts	$18,383,190,000	$18,534,427,000
Insurance contracts	580,665,000	566,876,000
Mutual funds	1,207,945,000	788,520,000

	$20,171,800,000	$19,889,823,000

Investment income for the Trust is as follows:

	2012	2011

INVESTMENT INCOME
Net appreciation (depreciation) in fair value of investment contracts	$(699,590,000)	$1,025,651,000
Interest	535,169,000	604,315,000
Dividends	165,000	309,000

	$(164,256,000)	$1,630,275,000

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE H	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 is as follows:

	2012	2011

NET ASSETS AVAILABLE FOR BENEFITS PER FINANCIAL STATEMENTS	$245,419,838	$222,616,209
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,946,265)	(1,897,644)

ASSETS AVAILABLE FOR BENEFITS, FORM 5500	$243,473,573	$220,718,565

NOTE I	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

—	Quoted prices for similar assets or liabilities in active markets;

—	Quoted prices for identical or similar assets or liabilities in inactive markets;

—	Inputs other than quoted prices that are observable for the asset or liability;

—	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A summary by level within the fair value hierarchy of the Plan’s investments measured at fair value on a recurring basis is as follows:

	2012
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Bond funds	$11,899,134	$-	$-
Short-term reserves	2,771,930	-	-
Domestic stock funds	51,489,894	-	-
International stock funds	10,624,848	-	-
Balanced funds	70,643,832	-	-
Common collective trust	-	-	38,660,518
Company common stock fund	-	51,372,216	-

	$147,429,638	$51,372,216	$38,660,518

	2011
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Bond funds	$11,156,463	$-	$-
Short-term reserves	2,883,857	-	-
Domestic stock funds	48,270,658	-	-
International stock funds	9,522,696	-	-
Balanced funds	57,552,318	-	-
Common collective trust	-	-	40,980,178
Company common stock fund	-	45,231,609	-

	$129,385,992	$45,231,609	$40,980,178

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Level 3 investments make up 15.8% and 18.4% of total plan assets as of December 31, 2012 and 2011, respectively.

Investments in the bond, short-term reserves, domestic stock, international stock and balanced funds have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

The Company common stock fund is a unitized fund managed by a nonregistered investment company and does not have quoted prices readily available. The fund is priced daily by fund accountants. The fund’s inputs are derived principally from observable market data and are classified within Level 2 of the valuation hierarchy.

The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is measured at fair value using inputs that are directly observable in active markets. These shares are redeemable at contract value and are classified within Level 3 of the valuation hierarchy using the income approach.

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investment in for the years ended December 31, 2012 and 2011:

BALANCE AS OF DECEMBER 31, 2010	$41,169,742
Interest and dividends	1,110,771
Unrealized gains	1,865,931
Contributions	1,553,999
Benefit payments	(7,641,406)
Loan activity, net	(104,383)
Other deductions	(21,799)
Interfund transfers, net	3,047,323

BALANCE AS OF DECEMBER 31, 2011	40,980,178

Interest and dividends	852,598
Unrealized gains	4,860,085
Contributions	1,371,860
Benefit payments	(6,781,977)
Loan activity, net	(235,210)
Assets transferred from Plan	(19,266)
Interfund transfers, net	(2,367,750)

BALANCE AS OF DECEMBER 31, 2012	$38,660,518

TELEFLEX 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE J	PLAN AMENDMENTS

The Plan was amended during the Plan year ended December 31, 2010, for the timing of the nonvested portion of participant accounts to be forfeited, effective January 1, 2011. The second and third amendments to the Plan were adopted on March 7 and August 12, 2011, respectively. These amendments had no effect on the operation of the Plan. The fourth amendment to the Plan was signed on August 30, 2012, and documents the removal of a participating employer that was sold by the Company and the inclusion of newly acquired subsidiaries as participating employers for purposes of eligibility and vesting and merges the VasoNova, Inc. 401(k) Plan with and into the Plan, effective as of September 4, 2012.

The fifth amendment to the Plan was signed on December 26, 2012. In addition to adding newly acquired entities as participating employers in the Plan and granting service credit to certain employees of the new participating employers for purposes of eligibility and vesting, the fifth amendment to the Plan includes the following provisions:

—	Clarification of the employees who are eligible to participate

—	A participant whose vested account balance exceeds $5,000 must file a claim for benefits in order to receive payment of his or her benefit before his or her required beginning date

—

Employer matching and profit sharing contributions and qualified matching and qualified non-elective contributions made in cash are no longer required to be invested in Company stock, effective January 1, 2013

—

Consistent with the applicable collective bargaining agreement, the formula for employer matching contributions for the Arrow union employees participating in the Plan changes to 100% of the employees’ elective deferral contributions up to 5% of compensation, effective January 1, 2013

—	Incorporation of the Plan’s loan policy into the Plan

NOTE K	CORRECTIVE CONTRIBUTIONS

In 2011, management discovered that certain former employees (due to retirement or severance) did not have contributions withheld from their “Post Severance Compensation,” as defined in the Plan. The affected participants also did not have the employer match calculated on this compensation. Management has identified the affected participants and determined the required corrective contributions in accordance with the Internal Revenue Service’s Employee Plans Compliance Resolution System. The corrective contributions were made during 2012.

NOTE L	SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring between December 31, 2012, and June 26, 2013, the date the financial statements were issued, and has determined that all subsequent events that require recognition or disclosure have been disclosed.

TELEFLEX 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Year Ended December 31, 2012

Plan EIN# 23-1147939, Plan 010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment		(d) Cost	(e) Current Value

	Royce Total Return	Registered Investment Company	$	**	$2,452,059
*	Teleflex Stock Fund	Unitized Stock Fund		39,600,291	51,372,216
*	Vanguard 500 Index	Registered Investment Company		**	7,952,843
*	Vanguard Explorer	Registered Investment Company		**	4,752,443
*	Vanguard International Growth	Registered Investment Company		**	10,624,848
*	Vanguard Morgan Growth	Registered Investment Company		**	17,452,945
*	Vanguard Prime Money Market	Registered Investment Company		**	319,871
*	Vanguard Retirement Savings Trust VIII	Common Collective Trust		**	38,660,518
*	Vanguard Strategic Equity	Registered Investment Company		**	7,279,755
*	Vanguard Target Retirement 2005	Registered Investment Company		**	-
*	Vanguard Target Retirement 2010	Registered Investment Company		**	782,316
*	Vanguard Target Retirement 2015	Registered Investment Company		**	6,454,426
*	Vanguard Target Retirement 2020	Registered Investment Company		**	4,520,763
*	Vanguard Target Retirement 2025	Registered Investment Company		**	10,167,094
*	Vanguard Target Retirement 2030	Registered Investment Company		**	5,682,768
*	Vanguard Target Retirement 2035	Registered Investment Company		**	9,078,399
*	Vanguard Target Retirement 2040	Registered Investment Company		**	3,233,994
*	Vanguard Target Retirement 2045	Registered Investment Company		**	4,669,464
*	Vanguard Target Retirement 2050	Registered Investment Company		**	1,257,755
*	Vanguard Target Retirement 2055	Registered Investment Company		**	133,683
	Vanguard Target Retirement 2060	Registered Investment Company		**	1,843
*	Vanguard Target Retirement Income	Registered Investment Company		**	2,090,684
*	Vanguard Total Bond Market Index	Registered Investment Company		**	11,899,134
*	Vanguard Wellington	Registered Investment Company		**	22,570,643
*	Vanguard Windsor	Registered Investment Company		**	14,051,908
*	Participant Loans, 5% to 11.5%	Participant Loans		**	7,271,925

					$244,734,297

*Party-in-interest.

**Cost information not required for participant-directed investments and therefore is not included.

TELEFLEX 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

(Single Transaction or Series of Transactions in One Issue

Aggregating More Than 5% of the Current Value of Plan Assets)

Year Ended December 31, 2012

Plan EIN# 23-1147939, Plan 010

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	Current Value of Investment on Transaction Date	(i) Net Gain

Vanguard	Retirement Savings Trust VIII	$6,719,311	$-	$-	$ 6,719,311	$-
Vanguard	Retirement Savings Trust VIII	-	9,087,855	9,087,855	9,087,855	-
Vanguard	Teleflex Stock Fund	11,242,351	-	-	11,242,351	-
Vanguard	Teleflex Stock Fund	-	12,419,548	10,525,226	12,419,548	1,894,322

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2013	Teleflex 401(k) Savings Plan

	By:	/s/ Douglas R. Carl
Name: Douglas R. Carl
Title: Member, Financial Benefit Plans Committee

Teleflex 401(k) Savings Plan

Annual Report on Form 11-K

For the Fiscal Year Ended December 31, 2012

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm